FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: July 14, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

July 14, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

COEUR MAKES FORMAL OFFER FOR WHEATON SHARES HELD BY

U.S. RESIDENTS ONLY

Wheaton River Minerals Ltd. (“Wheaton”) today announced that Coeur d’Alene Mines Corporation (“Coeur”) has not yet made a formal offer to Canadian shareholders of Wheaton.  Although Coeur has filed a registration statement in the United States relating to an offer to US shareholders of Wheaton, Coeur has not filed a take-over bid circular with applicable Canadian securities regulatory authorities and so is not in a position to make a legal offer to Wheaton’s Canadian shareholders.

Ian Telfer, Chairman and Chief Executive Officer of Wheaton stated:  “Coeur continues to confuse the market with its offer and misleading statements.  When Coeur announced it had commenced mailing the offer on July 12, 2004, it did not disclose that no legal offer has been made to Canadian shareholders.”

As previously announced, the Board of Directors of Wheaton has appointed a Special Committee of directors who are independent of Wheaton management.  The Committee will consider the Coeur offer and make recommendations to the full Board.  The Special Committee has engaged Orion Securities Inc. to act as its financial advisers.

Wheaton encourages its shareholders not to deposit any common shares of Wheaton to the Coeur offer and not to take any other action concerning the  offer until shareholders have received further communications from the Board of Directors of Wheaton.

After receiving the report and recommendations of the Special Committee, the Board will issue a Directors’ Circular concerning the Coeur offer.  The Directors’ Circular will contain important information including the Special Committee’s views concerning the Coeur offer and the Board’s recommendation as to whether Wheaton shareholders should accept or reject the Coeur.

Wheaton also announces that Frank Giustra and Neil Woodyer will step down as directors of Wheaton effective immediately, but will continue in their advisory role through the company’s relationship with Endeavour Financial.  The Board of Wheaton is now comprised of Larry Bell, Douglas Holtby, Eduardo Luna, Antonio Madero, Ian McDonald and Ian Telfer.

Ian Telfer commented “Wheaton as well as its shareholders and remaining directors owe a large debt to Frank Giustra and Neil Woodyer for their significant contribution to Wheaton’s success over the past three years and to the creation of value for our shareholders.  We appreciate the role that Frank and Neil have played as Board members and advisors.  Given current circumstances relating to the Coeur offer, Frank and Neil thought it best to remove any perceived conflicts relating to their dual role as advisors and directors. While we regret to accept their resignations, this will allow Frank and Neil to continue as trusted advisors to Wheaton as we continue to grow the company.”

Frank Giustra stated “Neil Woodyer and I made the decision to step down as directors so that our perceived conflict would not cloud the real issues currently at hand.  Working with Ian Telfer has been extremely exciting and we are very proud of what he has accomplished in such a short period of time.  We look forward to working with him as advisors”.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.